Filed by Hanover Compressor Company
Commission File No. 1-13071
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:
Hanover Compressor Company
Commission File No. 1-13071
Subject Company:
Universal Compression Holdings, Inc.
Commission File No. 1-15843
Subject Company:
lliad Holdings, Inc.
Commission File No
FREQUENTLY ASKED QUESTIONS
WHY A MERGER?
     1. What is a “merger”?
The definition of a merger is when two companies agree to create a single new company rather than remain separately owned and operated. Today our companies have agreed to create a new company with a new name that will serve the oil and gas service industry needs throughout the world. Our intentions are to combine the best people and practices of both companies.
     2. Why are our companies merging?
We are merging to create a stronger company. The resulting company will enable us to provide enhanced customer support and a wider variety of products and services worldwide.
VALUE OF THE DEAL
     3. How would our employees expect to benefit by this merger?
We expect our employees will benefit from working for a more competitive company with enhanced financial resources, improved training opportunities, and growth prospects in an increasingly global market.
     4. How will our customers expect to benefit from this merger?
Our customers should benefit from this merger through improved operational efficiency and support in the field, a wider product and services offering, and a greater combined pool of technical professionals.
     5. How will our stockholders expect to benefit from this merger?
The new company will have a larger portfolio of high quality assets and services throughout the world that, together with extensive financial capabilities and operating efficiencies, should generate significant value for our stockholders.
ORGANIZATION
     6. What is the business strategy of the two companies?
The business strategy is to build a stronger global solutions company with a wider array of products and services.
     7. What will the new organization structure look like?
Both Hanover and Universal employees are known for their dedication to customer service. We intend to fully leverage our shared values and common cultures to build an organizational structure that will best support our strategy.
DO’S AND DON’TS
     8. What “Do’s” and “Don’ts” apply to me?
Do work safely. It is a top priority.

Do act as competitors, because we are competitors.
Do conduct business as usual.
Do communicate with management — the best way to weather change is to be a part of the process.
Do not share information with our merger partner, especially competitive information such as pricing lists, customer lists, supplier agreements, etc.
Do not meet or have discussions with our merger partner unless requested by the Transition or Legal team
Do not share any information about the merger with customers or suppliers without legal involvement.
Do not steer customers to one party or the other in an effort to “ease the transition.”
Do not delete information that might be requested by reviewing authorities. Further instruction will follow with this regard.
WHAT IT MEANS TO ALL OF US
     9. What are the challenges associated with the merger?
There is a lot of uncertainty regarding the exact timing of closing the merger, the future organization structure, and potential reassignment of resources. Uncertainty leads to stress. Over time, there will be less uncertainty.
     10. How will this change the products and services offered to our customers?
We believe the new combined company will strengthen our ability to offer a full range of compression products and services. It will also allow us to take advantage of the products offered in the areas of production and processing equipment to separate and treat gas, build heavy wall reactors for refining and chemical business, and build desalinization evaporators for water purification and tank farms.
     11. Will I report to the same manager?
Yes. Pending the closing of the merger, you will continue to report to the same manager as you do now. Final decisions on the combined company’s organization will not be known until after the merger is complete.
     12. Will there be layoffs, either short or long term?
We anticipate that the majority of the workforce will not experience significant change. We expect this transaction will have minimal, if any, impact on field mechanics and shop employees. In the short-term, we need to continue to operate as separate companies. Long-term, we will develop the operating philosophy and resulting company structure together.
     13. Will any locations / departments be closed as a result of the merger?
Again, it is too early to say, but there will be a potential overlap in certain areas around the world. We do recognize the need for good people to support our growth strategy.
     14. How many employees do the two organizations have today and how many do you anticipate one year from now?
Currently, both companies combined have approximately 10,000 employees worldwide. Future employee numbers are difficult to estimate at this time.

     15. Should we continue to order merchandise with our respective company logos?
Yes, you can continue to order these items. Be prudent with your quantity order and discuss with your individual manager. After the merger is complete, items with the new company logo will be offered as we roll out the new company name, logo and Corporate Identity Standards.
     16. What will our new benefits be?
All benefits for the new company (health, life insurance, 401(k), long-term incentive awards, stock options, sick pay, holidays, etc.) will be determined over the next several months. These benefits will be communicated at the completion of the merger.
     17. How will compensation change?
The companies will each continue with their current compensation and benefit programs until the merger is complete. After that time, compensation packages will be evaluated for the new company.
     18. I am feeling very stressed and need to speak with someone. Whom may I speak with?
Change is stressful. You should speak with your immediate supervisor or Human Resources contact. We will soon have a website that you can log onto to ask questions which we will publish frequently.
CONTINUE TO COMPETE
     19. How should we answer the phone? What company name should we use?
The phones should be answered in the same professional manner as they are today until the merger is completed. At that time, new guidelines will be distributed.
     20. Should we order new business cards and letterhead? When?
Continue to use your business cards and letterhead from the respective companies. The Transition Team will inform you when the new name, along with new Corporate Identity Standards, may be used.
     21. Will I keep the same customers?
Again, it is important that we continue to compete as we do today. If there are any customer changes they will be made after the merger is complete.
     22. How much customer overlap is there between the two companies?
There is some customer overlap between the companies. However, it is critical from a legal perspective that we continue to compete as we do today, regardless of the overlap.
     23. How will we communicate this merger with the customers? What should I say to them?
Until this merger is complete, it is business as usual. Further communication to the customer regarding the merger will be forthcoming.

NEXT STEPS
     24. When will the deal be officially closed?
We expect the merger to close in the Third Quarter of this year, subject to Regulatory and Stockholder approval.
     25. What will be the name of the new company?
The new Company will be named by the completion of the merger.
     26. Where will the corporate headquarters be located?
The corporate headquarters will remain in Houston. Any future location or possible new facility will be evaluated as we move forward.
     27. When will the Transition Team be announced?
The Transition Team will be formed shortly and we ask that you be involved in helping when called upon.
     28. Who manages the process until the merger is completed?
The Transition Team, the Legal Department, the Finance Department, and Human Resources Department will be leading the effort. It is important that all of us stay focused on our normal job duties during this period of change.
     29. What about the ERP System?
Hanover utilizes the Oracle E-Business Suite ERP System. Universal is in the process of implementing JD Edwards’ ERP System. JD Edwards has been acquired by Oracle Corporation, which will lead to a plan to combine our companies through technology.

Additional Information
     In connection with the proposed merger, a registration statement of Iliad Holdings, Inc., which will include proxy statements of Universal Compression Holdings, Inc. and Hanover Compressor Company, and other materials, will be filed with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNIVERSAL, HANOVER, ILIAD HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Universal and Hanover, without charge, at the SEC’s web site at www.sec.gov, Universal’s web site at www.universalcompression.com, and Hanover’s web site at www.hanover-co.com. Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Universal Compression Holdings, Inc., 713-335-7000 or to Investor Relations, Hanover Compressor Company, 832-554-4856.
Participants in Solicitation
     Hanover Compressor Company and Universal Compression Holdings, Inc. and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger. Information about these persons can be found in Hanover’s and Universal’s respective proxy statements relating to their 2006 annual meetings of stockholders as filed with the SEC on March 24, 2006 and March 15, 2006, respectively. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.